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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INDUSTRIES INC.
(Name of Subject Company (Issuer))

CF INDUSTRIES HOLDINGS, INC.
COMPOSITE ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, Illinois 60015
(847) 405-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of
Filing Persons)

Copies to:
Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$2,414,772,820	$94,900.57

(1)
Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 103,593,858 shares of Terra Industries Inc. common stock (the sum of (x) 102,131,215 shares of Terra Industries Inc. common stock outstanding and (y) 1,463,643 shares of Terra Industries common stock issuable upon the exercise of outstanding options, the vesting of restricted stock and the conversion of Terra Industries Inc. preferred stock (as reported in Terra Industries Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Terra Industries Inc.'s Current Report on Form 8-K dated October 6, 2008, and Terra Industries Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007), less 1,000 shares of Terra Industries Inc. common stock owned by CF Composite, Inc., a wholly-owned subsidiary of CF Industries Holdings, Inc. and (ii) the average of the high and low sales prices of Terra Industries Inc. common stock as reported on the New York Stock Exchange on February 17, 2009 ($23.31).

(2)
The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $94,900.57	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Form S-4	Date Filed: February 23, 2009
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is being filed by CF Industries Holdings, Inc., a Delaware corporation ("CF Holdings"), and Composite Acquisition Corporation, a Maryland corporation ("Composite"). This Schedule TO relates to the third party tender offer by CF Holdings, through Composite, to exchange each of the issued and outstanding shares of common stock, without par value (the "Terra common stock") of Terra Industries Inc., a Maryland corporation ("Terra") for 0.4235 shares of common stock, par value $0.01 per share, of CF Holdings (together with the associated preferred stock purchase rights) (the "CF Holdings common stock"), upon the terms and conditions set forth in (1) the prospectus/offer to exchange, dated February 23, 2009 (the "Offer to Exchange"), which is set forth as Exhibit (a)(4) hereto and (2) the related Letter of Transmittal, which is set forth as Exhibit (a)(1)(A) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the "Offer").

        On February 23, 2009, CF Industries Holdings, Inc. filed a registration statement on Form S-4, of which the Offer to Exchange forms a part.

        All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference in response to all items in this Schedule TO and as more precisely set forth below.

ITEM 1 THROUGH 11.

        The information set forth below regarding CF Holdings and Terra is incorporated by reference into these Items 1 through 11. The SEC allows CF Holdings to incorporate information into this Schedule TO "by reference," which means that CF Holdings can disclose important information to Terra stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule TO, except for any information amended or superseded by information contained in, or incorporated by reference into, this Schedule TO. These incorporated documents contain important information about CF Holdings and Terra and their financial condition.

CF Holdings Filings (File No. 001-32597):	Period
Annual Report on Form 10-K	Fiscal Year Ended December 31, 2007, as filed on February 27, 2008

The description of the common stock as contained in Item 1 of CF Holdings' Registration Statement on Form 8-A, filed on August 8, 2005, including all amendments and reports filed for the purpose of updating such description.

The description of CF Holdings rights plan as contained in Exhibit 4.2 to CF Holdings' Registration Statement on Form S-1/A, filed on July 26, 2005, including all amendments and reports filed for the purpose of updating such description.
Quarterly Reports on Form 10-Q	Fiscal Quarter ended on March 31, 2008, as filed on May 6, 2008
Fiscal Quarter ended on June 30, 2008, as filed on August 4, 2008
Fiscal Quarter ended on September 30, 2008, as filed on November 4, 2008
Current Reports on Form 8-K
Filed on February 27, 2008, February 29, 2008, March 18, 2008, May 28, 2008, July 1, 2008, October 3, 2008, October 28, 2008, November 17, 2008, December 18, 2008, January 16, 2009 and February 10, 2009
Proxy Statement on Schedule 14A	Filed on April 4, 2008

Terra Filings (File No. 001-08520):	Period
Annual Report on Form 10-K (except for the report of Terra's independent public accountants contained therein which is not incorporated herein by reference because the consent of Terra's independent public accountants has not yet been obtained nor has exemptive relief under Rule 437, promulgated under the Securities Act, been granted to CF Holdings by the SEC)	Fiscal year ended December 31, 2007, as filed on February 28, 2008
Quarterly Reports on Form 10-Q	Fiscal quarter ended on March 31, 2008, as filed on April 29, 2008
Fiscal quarter ended on June 30, 2008, as filed on July 25, 2008
Fiscal quarter ended on September 30, 2008, as filed on October 24, 2008
Current Reports on Form 8-K
Filed on January 8, 2008, January 10, 2008, April 1, 2008, May 5, 2008, May 19, 2008, July 21, 2008, September 12, 2008, October 6, 2008, November 5, 2008, December 10, 2008 (2 reports), December 18, 2008 (2 reports), January 16, 2009, January 29, 2009, February 4, 2009 and February 13, 2009
Proxy Statement on Schedule 14A	Filed February 29, 2008

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the Offer to Exchange under the caption "Summary of the Offer" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a)    Name and Address.    As described in the Offer to Exchange, the subject company and the issuer of the securities subject to the Offer is Terra Industries Inc., a Maryland corporation. The information set forth in the Offer to Exchange under the caption "The Companies—Terra" is incorporated herein by reference.

        (b)    Securities.    Based upon information contained in Terra's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, there were 102,131,215 shares of Terra common stock outstanding as of October 24, 2008.

        (c)    Trading Market and Price.    The information set forth in the Offer to Exchange under the caption "Comparative Market Price And Dividend Information" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

        (a)    Name and Address.    CF Holdings and Composite are the filing persons. The information set forth in the Offer to Exchange under the captions "The Companies—CF Holdings" and "The Companies—Composite," in Schedule I to the Offer to Exchange entitled "Directors and Executive

Officers of CF Holdings" and in Schedule II to the Offer to Exchange entitled "Directors and Executive Officers of Composite" is incorporated herein by reference.

        (b)    Business and Background of Entities.    The information set forth in the Offer to Exchange under the captions "The Companies—CF Holdings," "The Companies—Composite" and "The Exchange Offer—Certain Relationships with Terra and Interests of CF Holdings and Composite in the Offer" is incorporated herein by reference.

        (c)    Business and Background of Natural Persons.    The information set forth in the Offer to Exchange under the caption "The Exchange Offer—Certain Relationships with Terra and Interests of CF Holdings and Composite in the Offer," in Schedule I to the Offer to Exchange entitled "Directors and Executive Officers of CF Holdings" and in Schedule II to the Offer to Exchange entitled "Directors and Executive Officers of Composite" is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

        (a)(1)(i)-(viii) and (x)-(xii) Material Terms. The information set forth in the Offer to Exchange under the captions "The Exchange Offer," "Comparison of Stockholders' Rights" and "Description of CF Holdings Capital Stock" is incorporated herein by reference.

        (a)(1)(ix) Not applicable.

        (a)(2) Not applicable.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)    Transactions.    The information set forth in the Offer to Exchange under the caption "The Exchange Offer—Certain Relationships with Terra and Interests of CF Holdings and Composite in the Offer" is incorporated herein by reference.

        (b)    Significant Corporate Events.    The information set forth in the Offer to Exchange under the captions "Background and Reasons for the Offer" and "The Exchange Offer—Certain Relationships with Terra and Interests of CF Holdings and Composite in the Offer" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)    Purposes.    The information set forth in the Offer to Exchange under the captions "Background and Reasons for the Offer," "The Exchange Offer—Ownership of CF Holdings after the Offer" and "The Exchange Offer—Purpose and Structure of the Offer" is incorporated herein by reference.

        (c)    Plans.    The information set forth in the Offer to Exchange under the captions "Background and Reasons for the Offer," "The Exchange Offer—Ownership of CF Holdings after the Offer," "The Exchange Offer—Purpose and Structure of the Offer," "The Exchange Offer—Plans for Terra," "The Exchange Offer—Short-Form Merger," "The Exchange Offer—Financing of the Offer; Source and Amount of Funds" and "The Exchange Offer—Effect of the Offer on the Market for Shares of Terra Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Exchange under the caption "The Exchange Offer—Financing of the Offer; Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) and (b) Securities Ownership; Securities Transactions. The information set forth in the Offer to Exchange under the caption "The Exchange Offer—Certain Relationships with Terra and Interests of CF Holdings and Composite in the Offer" and in Schedule III to the Offer to Exchange entitled "Securities Transactions in the Past 60 Days" is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)    Solicitations or Recommendations.    The information set forth in the Offer to Exchange under the caption "The Exchange Offer—Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

        (a)    Financial Information.    The information set forth in the Offer to Exchange under the captions "Selected Historical Consolidated Financial Data for CF Holdings" and "Historical and Pro Forma Combined Consolidatd Financial Data," the financial information set forth in Item 8 of CF Holdings Annual Report on Form 10-K for its fiscal year ended December 31, 2007 and the financial information set forth in Item 1 of CF Holdings' Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2008 is incorporated herein by reference. Composite was formed on February 9, 2009 and has no financial assets.

        (b)    Pro Forma Information.    The information set forth in the Offer to Exchange under the captions "Selected Unaudited Pro Forma Combined Consolidated Financial Data," "Historical and Pro Forma Per Share Data" and "Unaudited Pro Forma Condensed Combined Consolidated Financial Statements" is incorporated herein by reference. Composite was formed on February 9, 2009 and has no financial assets.

ITEM 11.    ADDITIONAL INFORMATION.

        (a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Offer to Exchange, neither CF Holdings nor, to the best of CF Holdings' knowledge, any of CF Holdings' directors, executive officers or other affiliates is a party to any present or proposed material agreement, arrangement, understanding or relationship with Terra or any of Terra's executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.

        (a)(2), (3) The information set forth in the Offer to Exchange under the captions "The Exchange Offer—Statutory Requirements; Approval of the Second-Step Merger," "The Exchange Offer—Short-Form Merger," "The Exchange Offer—Conditions of the Offer" and "The Exchange Offer—Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4) The information set forth in the Offer to Exchange under the caption "The Exchange Offer—Effect of the Offer on the Market for Shares of Terra Common Stock; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (a)(5) To the best of CF Holdings' knowledge, there are not any material legal proceedings relating to the Offer.

        (b) To the extent not already incorporated into this Schedule TO, the information set forth in the Offer to Exchange and in the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.    EXHIBITS.

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange*
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters*
*	Incorporated by Reference to the CF Holdings Registration Statement on Form S-4 filed on February 23, 2009

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CF INDUSTRIES HOLDINGS, INC.
By:	/s/ Stephen R. Wilson
Name:	Stephen R. Wilson
Title:	President and Chief Executive Officer Chairman of the Board
COMPOSITE ACQUISITION CORPORATION
By:	/s/ Stephen R. Wilson
Name:	Stephen R. Wilson
Title:	President

Date: February 23, 2009

 EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange*
(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters*
*	Incorporated by Reference to the CF Holdings Registration Statement on Form S-4 filed on February 23, 2009

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX